

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Wayne A. Whitener
Chief Executive Officer
TGC Industries, Inc.
101 E. Park Blvd.
Suite 955
Plano, Texas 75074

> **Re:** **TGC Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 6, 2014**
> **File No. 333-199922**

Dear Mr. Whitener:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed November 6, 2014

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 213

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 3 – Estimate of Consideration Expected to be Transferred, page 219

1. Please revise your calculation of the preliminary purchase price estimate to use the most recent stock price at the time of filing in future amendments to your registration statement.

Note 6 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 222

2.   Please tell us about the "information from third parties" referred to as part of certain footnotes to your pro forma balance sheet.

3.   Please expand your disclosure regarding adjustment (h) to your pro forma balance sheet to provide a qualitative description of the factors that make up pro forma goodwill.

4.   Please tell us what consideration you have given to including adjustments for direct, incremental transaction costs related to the business combination in your pro forma balance sheet. To the extent your pro forma balance sheet reflects these types of costs, please provide disclosure clearly indicating that similar adjustments were not made to your pro forma statement of operations.

Note 7 – Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income, page 223

5.   Adjustment (j) to your pro forma statement of operations appears to relate to the presentation of third-party reimbursable costs which you have identified as an accounting policy difference between TGC Industries, Inc. and Dawson Geophysical Company. However, it appears that the determination of whether gross or net presentation is appropriate should be based on the terms of a specific arrangement. Please revise your disclosure to explain this adjustment in the context of FASB ASC 605-45-45 or tell us why this guidance is not applicable.

Financial Statements, page F-1

6.   Please update your financial statements and related information. See Rule 3-12 of Regulation S-X.

Exhibits

7.   Please file the legal and tax opinions.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. W. Scott Wallace